1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2004

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated September 30, 2004	3

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: October 4, 2004	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

ANNOUNCEMENT

This announcement describes the status of the application for land use right certificates and property title certificates in respect of the Group’s interests in properties located in Guangdong Province.

The board of directors (the “Board”) of China Mobile (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces that the Group has not, during September this year, obtained any land use right certificates or property title certificates in respect of the remaining five properties located in Guangdong Province in which the Group has interests and for which such certificates have not been granted. Therefore, the Group is still in the process of applying for such certificates for these properties. The Board also confirms that the use of and the conduct of various activities at the five properties in Guangdong Province referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates. Further announcements will be made by the Company on a monthly basis to report on the progress of application for such certificates.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Xiaochu, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Zhang Ligui and Dr. J. Brian Clark as non-executive directors.

By order of the Board
CHINA MOBILE (HONG KONG) LIMITED
Yung Jacky Shun Loy
Company Secretary

Hong Kong, 30 September 2004

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